AURIS MEDICAL HOLDING LTD.
CLARENDON HOUSE
2 CHURCH STREET
HAMILTON HM11
BERMUDA

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 05/06/2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

1. To re-elect the following five persons as directors of the Company to hold office until the 2020 annual general meeting of shareholders

Nominees	For	Against	Abstain
1A Thomas Meyer	☐	☐	☐
1B Armando Anido	☐	☐	☐
1C Alain Munoz	☐	☐	☐
1D Calvin W. Roberts	☐	☐	☐
1E Mats Peter Blom	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.	For	Against	Abstain
2 To appoint Deloitte AG, Switzerland as the Company's independent registered public accounting firm for the fiscal year ending December31, 2019 and to authorize the Company's Audit Committee of the Board of Directors to determine their remuneration.	☐	☐	☐
3 To approve, on a nonbinding, advisory basis, the 2018 Board of Directors and executive officers compensation.	☐	☐	☐

NOTE: To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000415940_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The materials is/are available at www.proxyvote.com

AURIS MEDICAL HOLDING LTD.
Annual Meeting of Shareholders
May 8, 2019 8:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Thomas Meyer and Raoul Dias, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of AURIS MEDICAL HOLDING LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at 08:00 AM local time on 5/8/2019, at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

0000415940_2 R1.0.1.18

Continued and to be signed on reverse side